SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2019

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein

99.1	Magic to Announce Second Quarter 2019 Financial Results on August 13, 2019

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2019 By: /s/ Amit Birk Name: Amit Birk Title: VP M&A and General Counsel

	By:	/s/ Amit Birk
Amit Birk
VP, General Counsel

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Magic to Announce Second Quarter 2019 Financial Results on August 13, 2019

3

PRESS RELEASE

Magic to Announce Second Quarter 2019 Financial Results on August 13, 2019

Or Yehuda, Israel, July 18, 2019 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and low-code application development platforms and IT consulting services, announced today that it will report its financial results for the second quarter that ended on June 30, 2019 on Tuesday, August 13, 2019.

Management will host a conference call on Tuesday, August 13, 2019 at 10:00 a.m. Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to review and discuss Magic’s results.

Please call the following numbers (at least 5 minutes before the scheduled time) in order to participate:

•

From North America: +1-888-407-2553

•

From UK: 0-800-917-9141

•

From Israel: 03-918-0644

•

All others: +972-3-918-0644

If you are unable to join live, a replay of the call will be available on the company’s website, www.magicsoftware.com.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ and TASE: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Noam Amir

Magic Software Enterprises

ir@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.